UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: December 30, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-200212).

This Form 6-K consists of the legal opinions which appear immediately following this page.

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

December 23, 2014 HAD | GAB

313423 | 3265154_2.docx

UBS AG - Registration Statement for Debt Securities and Warrants

(Issue Dates June 2, 2014 to June 6, 2014)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its London branch (the Issuing Branch), of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-178960) filed with the U.S. Securities and Exchange Commission on January 11, 2012 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of each of (i) the Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee and (ii) the Warrant Indenture dated as of July 22, 2004, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	electronic copies of the articles of association (Statuten) of the Company, in the version dated as of February 22, 2011 (the 2011 Articles), in the version dated May 3, 2012 (the 2012 Articles) and the version dated as of May 7, 2014 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of December 9, 2011 (the 2011 Resolutions) and dated as of May 8, 2014 (the 2014 Resolutions and, together with the 2011 Resolutions, the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the version dated as of August 1, 2010 (the 2010 Organizational Regulations), and the version dated as of January 1, 2013 (the 2013 Organizational Regulations);

(vii)	an electronic copy of the “Business Regulations Corporate Center” in the version effective as of March 2, 2010 (the 2010 Business Regulations), in the version effective as of February 20, 2013 (the 2012 Business Regulations) and in the version effective as of March 26, 2014 (the 2014 Business Regulations and, together with the 2013 Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Corporate Center Delegation of Authorities”, in the version effective as of February 2, 2010 (the 2010 Delegation), in the version effective as of March 15, 2012 (the 2012 Delegation) and the “Delegations of Authorities for Corporate Center” valid from March 26, 2014 (the Delegation);

(ix)	an electronic copy of the Group Policy on Signing Authority 1-P-000052, Category: Legal, Compliance, Governance and Ethics, valid from July 17, 2007 / version approved August 28, 2012 / version of September 17, 2012 (the Signing Authority Policy);

(x)	an electronic copy of (A) the email dated November 1, 2011, from Gordon Kiesling to Chul Chung, IB General Counsel, attaching the memo dated November 1, 2011 (the Memo), from Gordon Kiesling to Chul Chung, IB General Counsel, regarding the request for use of digital signatures in global securities, and (B) the email from Chul Chung, IB General Counsel, to Gordon Kiesling approving the Memo (collectively, the Digital Signature Approval);

(xi)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Indenture, dated May 9, 2014, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the May 2014 Authorized Officers’ Certificate);

(xii)	an electronic copy of

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated June 2, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated June 3, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated June 4, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated June 5, 2014, and

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated June 6, 2014,

(collectively, the Opinion Backup Certificates);

(xiii)	an electronic copy of

•	(a) a Written Statement and Instructions of Authorized Persons dated June 2, 2014, including Annex A, setting forth the terms of the USD 6,026,000 Capped Leveraged Buffered Index-Linked Notes due July 15, 2016 (Linked to the S&P 500® Index) (CUSIP 90270KBW8), (b) a Determination of an Authorized Person dated June 2, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Contingent Absolute Return Autocallable Optimization Securities due June 4, 2015 (Linked to the performance of the common stock of Medivation, Inc.) (CUSIP 90272K537), (c) a Determination of an Authorized Person dated June 2, 2014, including Annex A, setting forth the terms of the USD 265,000.00 Trigger Phoenix Autocallable Optimization Securities due June 4, 2015 (Linked to the performance of the common stock of Facebook, Inc.) (CUSIP 90272K545), (d) a Determination of an Authorized Person dated June 2, 2014, including Annex A, setting forth the terms of the USD 265,000.00 Trigger Phoenix Autocallable Optimization Securities due June 4, 2015 (Linked to the performance of the common stock of Fortinet, Inc.) (CUSIP 90272K560), (e) a Determination of an Authorized Person dated June 2, 2014, including Annex A, setting forth the terms of the USD 160,000.00 Trigger Phoenix Autocallable Optimization Securities due June 7, 2016 (Linked to the performance of the common stock of Tesla Motors, Inc.) (CUSIP 90272K586), (f) a Determination of an Authorized Person dated June 2, 2014, including Annex A, setting forth the terms of the USD 135,000.00 Trigger Phoenix Autocallable Optimization Securities due June 7, 2016 (Linked to the performance of the common stock of Yahoo! Inc.) (CUSIP 90272K578), and (g) a Determination of an Authorized Person dated June 2, 2014, including Annex A, setting forth the terms of the USD 229,885.36 Trigger Yield Optimization Notes due June 3, 2015 (Linked to the performance of the common stock of lululemon athletica inc.) (CUSIP 90272K552),

•	(a) a Determination of an Authorized Person dated June 3, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Airbag Yield Optimization Notes due June 3, 2015 (Linked to the performance of the common stock of GT Advanced Technologies Inc.) (CUSIP 90272K610), (b) a Determination of an Authorized Person dated June 3, 2014, including Annex A, setting forth the terms of the USD 174,000.00 Airbag Yield Optimization Notes due June 3, 2015 (Linked to the performance of the common stock of Palo Alto Networks, Inc.) (CUSIP 90272K602), (c) a Determination of an Authorized Person dated June 3, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Facebook, Inc.) (CUSIP 90272K628), (d) a Determination of an Authorized Person dated June 3, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Cobalt International Energy, Inc.) (CUSIP 90272K693), (e) a Determination of an Authorized Person dated June 3, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 5, 2015 (Linked to the performance of the common stock of Expedia Inc.) (CUSIP 90272K701), (f) a Determination of an Authorized Person dated June 3, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 5, 2015 (Linked to the performance of the common stock of Facebook, Inc.) (CUSIP 90272K636), (g) a Determination of an Authorized Person dated June 3, 2014, including Annex A, setting forth the terms of the USD 275,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the American depositary shares of Gerdau S.A.) (CUSIP 90272K644), (h) a Determination of an Authorized Person dated June 3, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due June 5, 2015 (Linked to the performance of the American depositary shares of Gerdau S.A.) (CUSIP 90272K651), (i) a Determination of an Authorized Person dated June 3, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the American depositary shares of Gerdau S.A.) (CUSIP 90272K669), (j) a Determination of an Authorized Person dated June 3, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 7, 2016 (Linked to the performance of the common stock of Micron Technology, Inc.) (CUSIP 90272K677), (k) a Determination of an Authorized Person dated June 3, 2014, including Annex A, setting forth the terms of the USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Tesoro Corporation) (CUSIP 90272K719), (l) a Determination of an Authorized Person dated June 3, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due June 5, 2015 (Linked to the performance of the common stock of Whole Foods Market, Inc.) (CUSIP 90272K685), and (m) a Determination of an Authorized Person dated June 3, 2014, including Annex A, setting forth the terms of the USD 199,961.76 Trigger Yield Optimization Notes due June 3, 2015 (Linked to the performance of the common stock of Abercrombie & Fitch Co.) (CUSIP 90272K594),

•	(a) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 5, 2015 (Linked to the performance of the common stock of BioMarin Pharmaceutical Inc.) (CUSIP 90272K768), (b) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the American depositary shares of CEMEX, S.A.B. de C.V.) (CUSIP 90272K834), (c) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 230,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Expedia Inc.) (CUSIP 90272K776), (d) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of First Solar, Inc.) (CUSIP 90272K800), (e) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due June 5, 2015 (Linked to the performance of the common stock of Fortinet, Inc.) (CUSIP 90272K743), (f) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) (CUSIP 90272K842), (g) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) (CUSIP 90272K784), (h) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 7, 2016 (Linked to the performance of the common stock of Huntsman Corporation) (CUSIP 90272L121), (i) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Las Vegas Sands Corp.) CUSIP 90272K727), (j) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Las Vegas Sands Corp.) (CUSIP 90272K735), (k) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Lincoln National Corporation) (CUSIP 90272K826), (l) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Marvell Technology Group Ltd.) (CUSIP 90272K792), (m) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 181,000.00 Trigger Phoenix Autocallable Optimization Securities due June 5, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) (CUSIP 90272K883), (n) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) (CUSIP 90272L105), (o) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Nabors Industries Ltd.) (CUSIP 90272K818), (p) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 5, 2015 (Linked to the performance of the common stock of United Rentals, Inc.) (CUSIP 90272K867), (q) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of United Rentals, Inc.) (CUSIP 90272K875), (r) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of VMware, Inc.) (CUSIP 90272K750), (s) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) (CUSIP 90272L113), (t) a Determination of an Authorized Person dated June 4, 2014, including Annex A, setting forth the terms of the USD 389,421.60 Trigger Yield Optimization Notes due June 4, 2015 (Linked to the performance of the common stock of Facebook, Inc.) (CUSIP 90272K859), and (u) a Written Statement and Instructions of Authorized Persons dated June 4, 2014, including Annex A, setting forth the terms of the USD 7,416,000 Performance Leveraged Upside Securities (“PLUS”) due June 2, 2017 (Based on the Value of a Basket of Equities) (CUSIP 90272X372),

•	(a) a Determination of an Authorized Person dated June 5, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due June 9, 2015 (Linked to the performance of the common stock of Fortinet, Inc.) (CUSIP 90272L170), (b) a Determination of an Authorized Person dated June 5, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due June 9, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) (CUSIP 90272L204), (c) a Determination of an Authorized Person dated June 5, 2014, including Annex A, setting forth the terms of the USD 111,840.00 Trigger Phoenix Autocallable Optimization Securities due June 9, 2015 (Linked to the performance of the common stock of Facebook, Inc.) (CUSIP 90272L196), (d) a Determination of an Authorized Person dated June 5, 2014, including Annex A, setting forth the terms of the USD 990,000.00 Trigger Phoenix Autocallable Optimization Securities due December 9, 2015 (Linked to the performance of the common stock of Fortinet, Inc.) (CUSIP 90272L162), (e) a Determination of an Authorized Person dated June 5, 2014, including Annex A, setting forth the terms of the USD 175,000.00 Trigger Phoenix Autocallable Optimization Securities due June 9, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) (CUSIP 90272L188), (f) a Determination of an Authorized Person dated June 5, 2014, including Annex A, setting forth the terms of the USD 124,640.00 Trigger Phoenix Autocallable Optimization Securities due June 9, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) (CUSIP 90272L147), (g) a Determination of an Authorized Person dated June 5, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 9, 2015 (Linked to the performance of the common stock of PulteGroup, Inc.) (CUSIP 90272L212), (h) a Determination of an Authorized Person dated June 5, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 9, 2015 (Linked to the performance of the common stock of Tesoro Corporation) (CUSIP 90272L139), and (i) a Determination of an Authorized Person dated June 5, 2014, including Annex A, setting forth the terms of the USD 100,360.00 Trigger Phoenix Autocallable Optimization Securities due June 9, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) (CUSIP 90272L154), and

•	(a) a Determination of an Authorized Person dated June 6, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2015 (Linked to the performance of the common stock of Fortinet, Inc.) (CUSIP 90272L253), (b) a Determination of an Authorized Person dated June 6, 2014, including Annex A, setting forth the terms of the USD 165,000.00 Trigger Phoenix Autocallable Optimization Securities due June 10, 2015 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.) (CUSIP 90272L220), (c) a Determination of an Authorized Person dated June 6, 2014, including Annex A, setting forth the terms of the USD 460,000.00 Trigger Phoenix Autocallable Optimization Securities due June 10, 2015 (Linked to the performance of the common stock of Hewlett-Packard Company) (CUSIP 90272L238), (d) a Determination of an Authorized Person dated June 6, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 10, 2015 (Linked to the performance of the American depositary shares of Itaú Unibanco Holdings S.A.) (CUSIP 90272L246), and (e) a Determination of an Authorized Person dated June 6, 2014, including Annex A, setting forth the terms of the USD 170,635.41 Trigger Yield Optimization Notes due June 8, 2015 (Linked to the performance of the common stock of Cablevision Systems Corporation) (CUSIP 90272L261),

(each, a Determination and collectively, the Determinations and, together with the Opinion Backup Certificates and the May 2014 Authorized Officer’s Certificate, the Officers’ Certificates);

(xiv)	electronic excerpts of the “Global directory of UBS authorized signatories” as provided per e-mail from Jonathan Mandarakas dated December 10, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller; and

(xv)	an electronic excerpt from the Register of Commerce for the Company dated as of December 23, 2014 (the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the issuance, offering and sale of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)	the Securities will neither directly nor indirectly be offered or distributed in and from Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the May 2014 Authorized Officer’s Certificate and the relevant Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the relevant Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the 2014 Resolutions), the Officers’ Certificates, and the rank requirement and restriction of signing authority to respective Business Area and Jurisdiction set out in the Signing Authority Policy, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, Indenture and the May 2014 Authorized Officers’ Certificate;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the May 2014 Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles are in full force and effect and have not been amended;

(i)	as of the date of the Determinations, the Internal Regulations, the Delegation, the Signing Authority Policy and the Digital Signature Approval were in full force and effect and had not been amended;

(j)	as of the date of the 2011 Resolution, the 2011 Articles, the 2010 Organizational Regulations, the 2010 Business Regulations and the 2010 Delegation were in full force and effect and had not been amended;

(k)	as of the date of the 2014 Resolution, the 2012 Articles, the 2013 Organizational Regulations, the 2014 Business Regulations and the Delegation were in full force and effect and had not been amended

(l)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the 2014 Resolutions) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(m)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(n)	references to the “Officer’s Certificate” in the Determinations and the Opinion Backup Certificates are deemed to be references to the May 2014 Authorized Officer’s Certificate;

(o)	in the case of any Securities and documents in connection with such Securities that have been executed using signatures that were reproduced by machine, (i) each person whose signature was reproduced by machine consented to such reproduction and (ii) such Securities qualify as the structured notes produced for the Equity Investor System for the US structured products business, as described in the Memo;

(p)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 15,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(q)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(r)	the choice of the law of the State of New York as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York provided for in, the Indenture is valid and legally binding under the law of the State of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All necessary corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.	The choice of the law of the State of New York as the governing law of the Indenture is a valid choice of law among the parties thereto under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, the law of the State of New York would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant law of the State of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)	We do not express any opinion as to the validity or enforceability of the Securities, the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

*    *    *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

Homburger AG

Annex 1 to the Legal Opinion dated December 30, 2014

a)	Securities with issue date June 2, 2014

1.	USD 6,026,000 Capped Leveraged Buffered Index-Linked Notes due July 15, 2016 (Linked to the S&P 500® Index) (CUSIP 90270KBW8), issued through UBS AG, London Branch

2.	USD 200,000.00 Contingent Absolute Return Autocallable Optimization Securities due June 4, 2015 (Linked to the performance of the common stock of Medivation, Inc.) (CUSIP 90272K537), issued through UBS AG, London Branch

3.	USD 265,000.00 Trigger Phoenix Autocallable Optimization Securities due June 4, 2015 (Linked to the performance of the common stock of Facebook, Inc.) (CUSIP 90272K545), issued through UBS AG, London Branch

4.	USD 265,000.00 Trigger Phoenix Autocallable Optimization Securities due June 4, 2015 (Linked to the performance of the common stock of Fortinet, Inc.) (CUSIP 90272K560), issued through UBS AG, London Branch

5.	USD 160,000.00 Trigger Phoenix Autocallable Optimization Securities due June 7, 2016 (Linked to the performance of the common stock of Tesla Motors, Inc.) (CUSIP 90272K586), issued through UBS AG, London Branch

6.	USD 135,000.00 Trigger Phoenix Autocallable Optimization Securities due June 7, 2016 (Linked to the performance of the common stock of Yahoo! Inc.) (CUSIP 90272K578), issued through UBS AG, London Branch

7.	USD 229,885.36 Trigger Yield Optimization Notes due June 3, 2015 (Linked to the performance of the common stock of lululemon athletica inc.) (CUSIP 90272K552), issued through UBS AG, London Branch

b)	Securities with issue date June 3, 2014

8.	USD 100,000.00 Airbag Yield Optimization Notes due June 3, 2015 (Linked to the performance of the common stock of GT Advanced Technologies Inc.) (CUSIP 90272K610), issued through UBS AG, London Branch

9.	USD 174,000.00 Airbag Yield Optimization Notes due June 3, 2015 (Linked to the performance of the common stock of Palo Alto Networks, Inc.) (CUSIP 90272K602), issued through UBS AG, London Branch

10.	USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Facebook, Inc.) (CUSIP 90272K628), issued through UBS AG, London Branch

11.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Cobalt International Energy, Inc.) (CUSIP 90272K693), issued through UBS AG, London Branch

12.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 5, 2015 (Linked to the performance of the common stock of Expedia Inc.) (CUSIP 90272K701), issued through UBS AG, London Branch

13.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 5, 2015 (Linked to the performance of the common stock of Facebook, Inc.) (CUSIP 90272K636), issued through UBS AG, London Branch

14.	USD 275,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the American depositary shares of Gerdau S.A.) (CUSIP 90272K644), issued through UBS AG, London Branch

15.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due June 5, 2015 (Linked to the performance of the American depositary shares of Gerdau S.A.) (CUSIP 90272K651), issued through UBS AG, London Branch

16.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the American depositary shares of Gerdau S.A.) (CUSIP 90272K669), issued through UBS AG, London Branch

17.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 7, 2016 (Linked to the performance of the common stock of Micron Technology, Inc.) (CUSIP 90272K677), issued through UBS AG, London Branch

18.	USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Tesoro Corporation) (CUSIP 90272K719), issued through UBS AG, London Branch

19.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due June 5, 2015 (Linked to the performance of the common stock of Whole Foods Market, Inc.) (CUSIP 90272K685), issued through UBS AG, London Branch

20.	USD 199,961.76 Trigger Yield Optimization Notes due June 3, 2015 (Linked to the performance of the common stock of Abercrombie & Fitch Co.) (CUSIP 90272K594), issued through UBS AG, London Branch

c)	Securities with issue date June 4, 2014

21.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 5, 2015 (Linked to the performance of the common stock of BioMarin Pharmaceutical Inc.) (CUSIP 90272K768), issued through UBS AG, London Branch

22.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the American depositary shares of CEMEX, S.A.B. de C.V.) (CUSIP 90272K834), issued through UBS AG, London Branch

23.	USD 230,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Expedia Inc.) (CUSIP 90272K776), issued through UBS AG, London Branch

24.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of First Solar, Inc.) (CUSIP 90272K800), issued through UBS AG, London Branch

25.	USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due June 5, 2015 (Linked to the performance of the common stock of Fortinet, Inc.) (CUSIP 90272K743), issued through UBS AG, London Branch

26.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) (CUSIP 90272K842), issued through UBS AG, London Branch

27.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) (CUSIP 90272K784), issued through UBS AG, London Branch

28.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 7, 2016 (Linked to the performance of the common stock of Huntsman Corporation) (CUSIP 90272L121), issued through UBS AG, London Branch

29.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Las Vegas Sands Corp.) CUSIP 90272K727), issued through UBS AG, London Branch

30.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Las Vegas Sands Corp.) (CUSIP 90272K735), issued through UBS AG, London Branch

31.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Lincoln National Corporation) (CUSIP 90272K826), issued through UBS AG, London Branch

32.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Marvell Technology Group Ltd.) (CUSIP 90272K792), issued through UBS AG, London Branch

33.	USD 181,000.00 Trigger Phoenix Autocallable Optimization Securities due June 5, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) (CUSIP 90272K883), issued through UBS AG, London Branch

34.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) (CUSIP 90272L105), issued through UBS AG, London Branch

35.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Nabors Industries Ltd.) (CUSIP 90272K818), issued through UBS AG, London Branch

36.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 5, 2015 (Linked to the performance of the common stock of United Rentals, Inc.) (CUSIP 90272K867), issued through UBS AG, London Branch

37.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of United Rentals, Inc.) (CUSIP 90272K875), issued through UBS AG, London Branch

38.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of VMware, Inc.) (CUSIP 90272K750), issued through UBS AG, London Branch

39.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 7, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) (CUSIP 90272L113), issued through UBS AG, London Branch

40.	USD 389,421.60 Trigger Yield Optimization Notes due June 4, 2015 (Linked to the performance of the common stock of Facebook, Inc.) (CUSIP 90272K859), issued through UBS AG, London Branch

41.	USD 7,416,000 Performance Leveraged Upside Securities (“PLUS”) due June 2, 2017 (Based on the Value of a Basket of Equities) (CUSIP 90272X372), issued through UBS AG, London Branch

d)	Securities with issue date June 5, 2014

42.	USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due June 9, 2015 (Linked to the performance of the common stock of Fortinet, Inc.) (CUSIP 90272L170), issued through UBS AG, London Branch

43.	USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due June 9, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) (CUSIP 90272L204), issued through UBS AG, London Branch

44.	USD 111,840.00 Trigger Phoenix Autocallable Optimization Securities due June 9, 2015 (Linked to the performance of the common stock of Facebook, Inc.) (CUSIP 90272L196), issued through UBS AG, London Branch

45.	USD 990,000.00 Trigger Phoenix Autocallable Optimization Securities due December 9, 2015 (Linked to the performance of the common stock of Fortinet, Inc.) (CUSIP 90272L162), issued through UBS AG, London Branch

46.	USD 175,000.00 Trigger Phoenix Autocallable Optimization Securities due June 9, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) (CUSIP 90272L188), issued through UBS AG, London Branch

47.	USD 124,640.00 Trigger Phoenix Autocallable Optimization Securities due June 9, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) (CUSIP 90272L147), issued through UBS AG, London Branch

48.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 9, 2015 (Linked to the performance of the common stock of PulteGroup, Inc.) (CUSIP 90272L212), issued through UBS AG, London Branch

49.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 9, 2015 (Linked to the performance of the common stock of Tesoro Corporation) (CUSIP 90272L139), issued through UBS AG, London Branch

50.	USD 100,360.00 Trigger Phoenix Autocallable Optimization Securities due June 9, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) (CUSIP 90272L154), issued through UBS AG, London Branch

e)	Securities with issue date June 6, 2014

51.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2015 (Linked to the performance of the common stock of Fortinet, Inc.) (CUSIP 90272L253), ), issued through UBS AG, London Branch

52.	USD 165,000.00 Trigger Phoenix Autocallable Optimization Securities due June 10, 2015 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.) (CUSIP 90272L220), ), issued through UBS AG, London Branch

53.	USD 460,000.00 Trigger Phoenix Autocallable Optimization Securities due June 10, 2015 (Linked to the performance of the common stock of Hewlett-Packard Company) (CUSIP 90272L238), ), issued through UBS AG, London Branch

54.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 10, 2015 (Linked to the performance of the American depositary shares of Itaú Unibanco Holdings S.A.) (CUSIP 90272L246), ), issued through UBS AG, London Branch

55.	USD 170,635.41 Trigger Yield Optimization Notes due June 8, 2015 (Linked to the performance of the common stock of Cablevision Systems Corporation) (CUSIP 90272L261), ), issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
	Name:	Kiye Sakai
	Title:	Managing Director

By:	/s/ Sarah Starkweather
	Name:	Sarah Starkweather
	Title:	Executive Director

Date: 30 December 2014